Exhibit 1

For Immediate Release	12 October 2010

WPP PLC ("WPP")

WPP appoints Li Ruigang and Solomon Trujillo as non-executive directors

At its Shanghai Board Meeting today, WPP announced the appointment of two new non-executive directors with immediate effect: Li Ruigang, President of Shanghai Media Group and Solomon ("Sol") Trujillo, principal of Trujillo Group LLC and former CEO of telecommunications companies, including US West, Orange and Telstra.

Li Ruigang is President of Shanghai Media Group (SMG) a multimedia conglomerate based in Shanghai. Since 2002, under Li’s leadership, SMG has maintained the most complete portfolio of media and related businesses, including television, radio, print media, digital media, home shopping, content distribution, performing arts, training, and has become the largest content and service provider and distributor of Chinese language programs in the Chinese Mainland. With 15 analog TV channels (including 2 satellite channels), 11 radio frequencies, 8 newspapers and magazines including China’s most influential daily financial newspaper CBN Daily, 30 digital pay TV channels and broadband Internet TV, mobile TV and IPTV, SMG saw its revenue grow four-fold from 1.8 billion RMB in 2001 to 7.5 billion RMB in 2009.

Li is also the Chairman of China Media Capital (CMC), China's first and only sovereign private equity fund dedicated to the media sector both within China and abroad. CMC recently announced a partnership with News Corporation's Star China to develop their joint interests in developing growth opportunities in the operational and investment platforms in China and overseas markets.

Prior to his current role, Li was a visiting scholar at Columbia University in New York. He began his career in broadcast journalism as reporter and producer at Shanghai TV Station. He holds a Bachelor and Master's degree in journalism from Fudan University in Shanghai.

Sol Trujillo is a highly experienced international business executive, who brings 30 years of international business experience to the Board, having served as CEO on three continents in media communications organisations; US West (now Qwest), Orange (now France Telecom) and Telstra, the Australian communications company. Recognised as a broadband and wireless pioneer, he has a reputation as an innovator in the digital space, described by President Reagan's science advisor as "the nation's first digital telecom CEO". He has managed operations and remains active in business affairs in both developed and fast growing markets from China and South Asia to Europe, North America, Africa and the Middle East.....more than 20 countries around the world.

Sol is a member of corporate boards in the US, EU and China - including in the US, Target and Promerica Bank; in Europe, Weather Investments S.p.A in Italy; and in Asia, Silk Road Technologies in China, where he is board chairman. Previous board positions include PepsiCo, EDS, Bank of America, Telstra and Gannett, the newspaper chain. In the public sector, Mr Trujillo served as a trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

He holds a Bachelor of Science in business and an MBA (Finance) from the University of Wyoming.

Contact: Feona McEwan, WPP	+44 (0)207 408 2204